AMEX:ROY	NR 07-03
TSX: IRC	February 12, 2007

INTERNATIONAL ROYALTY COMPLETES

FULLY SUBSCRIBED BOUGHT-DEAL FINANCING

DENVER, COLORADO - February 12, 2007 - International Royalty Corporation (“IRC”) (TSX:IRC, AMEX: ROY) is pleased to announce that it has closed its offering of 7,408,000 units (the “Units”) of IRC at a price of $5.40 per unit for total gross proceeds of Cdn.$40,003,200 (the “Offering”). Each Unit is composed of one common share (each, a “Common Share”) of IRC and one-half of one common share purchase warrant of IRC, with each whole common share purchase warrant entitling the holder thereof to acquire a further Common Share at an exercise price of $6.50 per share until November 12, 2007, and at $7.00 per share from November 13, 2007 until August 12, 2008.

Immediately following the closing of the Offering, the underwriters of the Offering exercised their over-allotment option to acquire 926,000 units of IRC at a price of $5.40 per Unit (the “Over-Allotment Option”) for gross proceeds of Cdn.$5,000,400. IRC is pleased to announce that the closing of the Over-Allotment Option also occurred today.

In the aggregate, 8,334,000 Units were sold for gross proceeds of $45,003,600.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons without registration unless an exemption from registration is available.  This news release does not constitute an offer for sale of securities in the United States.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the anticipated terms of the Units and warrants, the use of proceeds, the expectations related to the Pascua-Lama project, the acquisition of the Pascua sliding-scale royalty interest and other statements that are not historical facts.  Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could case actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to the Company’s royalty interest in projects; market fluctuations in prices for securities; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; satisfactory completion of due diligence and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.  Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.